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BRUNSWICK TECHNOLOGIES INC                 43 BIBBER PARKWAY                           TEL: 207.729.7792
                                           BRUNSWICK, MAINE 04011 USA                  FAX: 207.729.7877
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                                                                     May 3, 2000

Dear Fellow Stockholders:

     On April 20, 2000, Compagnie de Saint-Gobain and its affiliates, CertainTeed Corporation and VA Acquisition Corporation, began an unsolicited tender offer to purchase, for $8.00 per share, all the outstanding Common Stock of Brunswick Technologies. YOUR BOARD OF DIRECTORS HAS DETERMINED THAT SAINT-GOBAIN'S OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF BRUNSWICK TECHNOLOGIES, ITS STOCKHOLDERS AND ITS OTHER CONSTITUENCIES AND SHOULD BE REJECTED. MOREOVER, SAINT-GOBAIN'S TENDER OFFER IS HIGHLY CONDITIONAL, LISTING A MULTITUDE OF TERMS AND CONDITIONS WHICH MUST BE SATISFIED OR WAIVED PRIOR TO COMPLETING THE OFFER. We will keep you advised of any changes in Saint-Gobain's offer and of our recommendations with respect thereto, as well as of any other significant developments.

     YOU SHOULD NOT FEEL OBLIGATED TO RESPOND TO SAINT-GOBAIN'S OFFER. Your Board reached its conclusion that Saint-Gobain's offer is inadequate after carefully considering Brunswick's financial performance and future prospects, the written opinion of the Company's financial advisor, McDonald Investments, that the consideration to be received by the stockholders of Brunswick pursuant to Saint Gobain's offer is inadequate from a financial point of view, and other factors described in the attached Schedule 14D-9.

     A committee of your Board (consisting of the four members who are not executive officers of the Company) has been established and is working with the Company's financial advisor, McDonald Investments, with the goal of enhancing shareholder value.

     THE BOARD BELIEVES THAT SAINT-GOBAIN'S OFFER FAILS TO RECOGNIZE EITHER THE CURRENT VALUE OF BRUNSWICK OR ITS SIGNIFICANT LONG-TERM VALUE AS IT CONTINUES TO IMPLEMENT ITS PLANS FOR GROWTH. Timing is everything, and the Saint-Gobain offer is carefully timed to take advantage of the current low price of our stock and to deprive the Company and its stockholders of the opportunity to achieve growth.

     We urge you to read the attached Schedule 14D-9 with care so that you will be fully informed as to the Board's recommendation and certain actions that it has taken in response to Saint-Gobain's unsolicited bid, some of which are not described in this letter.

     IN SUM, WE STRONGLY URGE THAT YOU SHOW SAINT-GOBAIN YOU HAVE NO INTEREST IN ITS OFFER AND THAT YOU DO NOT TENDER YOUR SHARES.

     We thank you for your continued support.

                                  On behalf of the Board of Directors,

                                  /s/ Martin S. Grimnes
                                  Martin S. Grimnes
                                  Chairman of the Board and
                                  Chief Executive Officer

                                                     BRUNSWICK TECHNOLOGIES LOGO